恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-4561

Our Ref.: HASE/JY/HL/03151

4th February, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement – Notice of Listing on the Stock Exchange of Hong Kong Limited of Convertible Notes

We enclose for your information a copy of the Notice of Listing on the Stock Exchange of Hong Kong Limited (the "Notice") of the HK$5,750,000,000 1.00 per cent. Guaranteed Convertible Notes due 2006 to be issued by Henson International Finance Limited on 9th February, 2004, convertible into shares of, and guaranteed by, the Company. The Notice was issued by the Company and advertised in the South China Morning Post in Hong Kong on 4th February, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

2/18

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

**NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED**

HK$5,750,000,000

HENSON INTERNATIONAL FINANCE LIMITED
(incorporated in the Cayman Islands with limited liability)

**The issue of
1.00 per cent. Guaranteed Convertible Notes due 2006
on 9 February 2004 ("Convertible Notes")
convertible into shares of,
and guaranteed by,**

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

Arranged by

GOLDMAN SACHS (ASIA) L.L.C.

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Convertible Notes as described in the Offering Circular dated 3 February 2004 and such listing and permission to deal in the Convertible Notes is expected to become effective on or about 10 February 2004.

4 February 2004